

Ostomy care
Urology & Continence care
Wound & Skin care


10016325

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

27 August 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917


SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement No. 7/2010.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Investor Relations

Encl.

Ostomy Care
Urology & Continence Care
Wound & Skin Care



Announcement
19 August 2010

9M 2009/10

Announcement No. 07/2010

Interim financial report, 9M 2009/10

(1 October 2009 - 30 June 2010)

Highlights

- Organic revenue growth was 7%. Revenue in DKK was also up by 7% to DKK 7,020m.
- Organic growth rates by business area: Ostomy Care 7%, Urology & Continence Care 9%. In Wound & Skin Care sales were unchanged from last year.
- Gross profit was up by 11% to DKK 4,263m, bringing the gross margin to 61% from 58% in 9M 2008/09.
- EBIT was up by 44% to DKK 1,425m.
- The EBIT margin was 20% against 15% in 9M 2008/09.
- The free cash flow improved by DKK 209m relative to 9M 2008/09 to DKK 957m.
- ROIC after tax was 22%, compared with 14% in 9M 2008/09.
- The first part (DKK 500m) of the share buy-back programme launched in February 2010 has now been completed.

The financial guidance for the 2009/10 financial year has been adjusted as follows:

- We continue to expect organic revenue growth of 6–7%. This translates into revenue growth in DKK of 7–8%.
- We expect an EBIT margin of around 20% both at constant exchange rates and in DKK, against the previous guidance of 19-20%.
- Capital expenditure is still expected to be around DKK 350m.
- The effective tax rate is now expected to be around 26% instead of the previous forecast of 27%.
- The long-term financial targets will be met in the current financial year.

Conference call
Coloplast will host a conference call on 19 August 2010 at 15.00 CET. The call is expected to last about one hour. To attend, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. A webcast will be posted on www.coloplast.com shortly after the conclusion of the conference call.



Financial highlights and key ratios

1 October - 30 June

	Group		Change	Group		Change
	DKK million			DKK million		
	2009/10	2008/09		2009/10	2008/09	
	9 mth	9 mth		Q3	Q3	
Income statement						
Revenue	7,020	6,558	7%	2,452	2,243	9%
Research and development costs	(305)	(299)	2%	(105)	(97)	8%
Operating profit bef. interest, tax, depreciation & amortisation (EBITDA)	1,843	1,393	32%	661	478	38%
Operating profit before special items	1,487	1,049	42%	531	347	53%
Operating profit (EBIT)	1,425	989	44%	520	347	50%
Net financial income and expenses	(243)	(140)	74%	(75)	(40)	88%
Profit before tax	1,182	849	39%	445	307	45%
Coloplast's share of profit for the period	875	611	43%	337	221	52%
Revenue growth						
Annual growth in revenue, %	7	4		9	4	
Growth break down						
Organic growth, %	7	5		6	5	
Currency effect, %	0	(1)		3	(1)	
Balance sheet						
Total assets	7,912	7,979	(1%)	7,912	7,979	(1%)
Invested capital	6,554	6,856	(4%)	6,554	6,856	(4%)
Net interest-bearing debt	2,136	2,929	(27%)	2,136	2,929	(27%)
Equity at year-end, Coloplast´s share	3,122	2,631	19%	3,122	2,631	19%
Cash flow and investments						
Cash flow from operating activities	1,173	1,095	7%	576	596	(3%)
Investments in property, plant and equipment, gross	(185)	(409)	(55%)	(82)	(120)	(32%)
Cash flow from investing activities	(216)	(347)	(38%)	(88)	(134)	(34%)
Free cash flow	957	748	28%	488	462	6%
Cash flow from financing activities	(1,348)	(486)	>100%	(393)	(459)	(14%)
Key figures ratios						
Operating margin, EBIT, %	20	15		21	15	
Operating margin, EBITDA, %	26	21		27	21	
Return on average invested capital before tax (ROIC), %	29	19		31	20	
Return on average invested capital after tax (ROIC), %	22	14		24	14	
Return on equity, %	39	33		45	36	
Ratio of net debt to EBITDA	0.9	1.6		0.8	1.5	
Interest cover	22	12		25	14	
Equity ratio, %	39	33		39	33	
Rate of debt to enterprise value, %	7	15		7	15	
Net asset value per share, DKK	69	58	19%	69	58	19%
Per share data						
Share price	607	365	66%	607.0	365.0	66%
Share price/net asset value per share	8.7	6.3	38%	8.7	6.3	38%
Average number of outstanding shares, millions	42.6	42.9	(1%)	42.4	42.9	(1%)
PE, price/earnings ratio	23.5	20.4	15%	20.2	18.9	7%
Earnings per share (EPS)	20.4	14.3	43%	7.9	5.2	52%
Free cash flow per share	22.5	17.4	29%	11.5	10.8	6%



Management's report

Sales performance

Revenue in DKK was up by 7% to DKK 7,020m. The organic growth rate was also 7%.

Sales performance by business area

	DKK million		Growth composition			DKK million	Organic growth
	2009/10 9 mth	2008/09 9 mth	Organic growth	Exchange rates	Reported growth	2009/10 Q3	Q3
Ostomy	2,892	2,682	7%	1%	8%	1,009	7%
Urology and Continence	2,992	2,748	9%	0%	9%	1,050	7%
Wound & Skin Care	1,136	1,128	0%	1%	1%	393	0%
Net revenue	**7,020**	**6,558**	**7%**	**0%**	**7%**	**2,452**	**6%**

Ostomy Care
Sales of ostomy care products were up by 8% to DKK 2,892m, with organic growth accounting for 7%. The Q3 organic growth rate was also 7%, which was consistent with the rate for H1 2009/10. Growth remains driven by the SenSura® product portfolio.

Coloplast has launched a new end-user support programme in the US which covers ostomy and continence care. The programme has been developed in collaboration with stoma care nurses and is designed to offer optimal support on both product related and lifestyle issues which the end-users may face following discharge from hospital or rehabilitation centre.

Urology & Continence Care
Our Urology & Continence Care revenue improved by 9% to DKK 2,992m. Organic growth was also 9%. Growth remains driven by sales of SpeediCath® in the European markets and by sales of SelfCath® catheters in the USA. Organic growth was 7%, down from 10% in H1 2009/10, affected by weaker growth in several European markets. Improved reimbursement rates for intermittent catheters continued to support growth in the USA.

In the urology business, sales of penile implants remain satisfactory and the Titan® product portfolio continues to win market share. On the other hand, the sales of Aris® slings for women lost a bit of momentum, as surgeons increasingly use mini-sling technologies. Our mini-sling, Altis®, has been approved for the Canadian market and is expected to be launched within the foreseeable future. Sales of disposable surgical products to the European market were in line with sales in the previous quarter.

Wound & Skin Care
Sales of wound and skin care products amounted to DKK 1,136m, a 1% increase. In local currencies, both 9M and Q3 sales were unchanged from last year. Market conditions in Europe remained challenging with severe price competition. The roll-out of Biatain® Silicone continues as planned in the French and the German markets, and sales to date have been satisfactory.



Sales performance by region

	DKK million		Growth composition			DKK million	Organic
	2009/10	2008/09	Organic	Exchange	Reported	2009/10	growth
	9 mth	9 mth	growth	rates	growth	Q3	Q3
Europe	5,276	5,022	5%	0%	5%	1,795	3%
Americas	1,148	1,024	13%	(1%)	12%	429	11%
Rest of the world	596	512	10%	6%	16%	228	18%
Net revenue	**7,020**	**6,558**	**7%**	**0%**	**7%**	**2,452**	**6%**

Europe
Revenue amounted to DKK 5,276m, which translates into reported growth of 5%. The organic growth rate was also 5%. The Ostomy Care and Urology & Continence Care business areas reported satisfactory growth, while the Wound Care business continued to have a negative impact. Developments in the German market continued to impact overall European sales growth. Organic growth for the quarter was 3%, down from 6% in H1 and impaired by weaker sales in several southern European markets, especially in Spain and Greece.

The Americas
Revenue in the Americas rose by 12% to 1,148m on 13% organic growth. The Q3 organic growth rate was 11%, 3 percentage points less than in H1 2009/10. The Urology & Continence Care businesses reported satisfactory improvements, whereas growth in the Ostomy Care and Wound Care businesses was below expectations. Sales in the Brazilian market were very satisfactory.

Rest of the World
In the Rest of the World, revenue rose by 16% to DKK 596m on 10% organic growth. Especially the higher AUD-DKK exchange rate lifted the reported growth. Organic growth for the quarter was 18%, with China as the main driving force.

Gross profit/loss

The gross profit was up by 11% to DKK 4,263m from DKK 3,824m in 9M 2008/09.

The gross margin was 61%, against 58% in 9M 2008/09. The improvement was driven especially by the higher production efficiency and lower salary costs resulting from relocation of production to Hungary and China.

The Q3 gross margin was 61%, impacted by costs of DKK 27m related to shutting down the factory in Vadnais Heights, Minnesota, USA. Impairment of production equipment is evaluated as operations are gradually established in China, and this may result in additional costs of up to DKK 25m.

Changes in exchange rates also lifted the gross margin slightly.

Capacity costs

Distribution costs amounted to DKK 2,055m, equal to 29% of revenue, against 31% last year. The improvement was the result of the efforts to increase the efficiency of the sales force. The Q3 distribution costs accounted for 29% of revenue.

Administrative expenses amounted to DKK 436m, which equalled 6% of revenue compared with 8% in 9M 2008/09. The improvements were mainly driven by cost savings and efficiency-improving measures. The Q3 administrative expenses also accounted for 6% of revenue.

R&D costs were DKK 305m and accounted for 4% of revenue, against 5% in 9M 2008/09. Q3 R&D costs made up 4% of revenue.



Other operating expenses were unchanged relative to 9M 2008/09. Other operating income fell by DKK 32m due to the profit from the sale of the production facilities in Kokkedal, Denmark in Q2 2008/09.

Operating profit (EBIT)

EBIT was up by 44% to DKK 1,425m from DKK 989m in 9M 2008/09. EBIT before special items increased by 42% to DKK 1,487m.

The EBIT margin was 20% against 15% in 9M 2008/09. Changes in exchange rates lifted the EBIT margin by almost half a percentage point. Exclusive of special items, the EBIT margin was 21%.

Special items amounted to DKK 62m and were attributable to severance payments to employees terminated in Denmark and the USA in connection with the relocation of production to Hungary and China. Special items are expected to total around DKK 80m in 2009/10. This is DKK 20m more than previously indicated, the increase being due to the fact that the number of redundancies has now been fixed at 450 instead of the previous 400-450 estimate. In addition, severance costs per employee will be slightly higher than previously expected.

The 9M operating profit was highly satisfactory, as we successfully lifted the EBIT margin by 5 percentage points relative to 9M 2008/09 while also investing considerably in optimization of production, administration and sales.

Financial items and tax

Financial items amounted to a net expense of DKK 243m against DKK 140m in 9M 2008/09. The increase in financial expenses was mainly a result of fair value adjustment of the cash-based option programmes triggered by appreciation of Coloplast shares. Cash-based option programmes expire during the period until 2013.

Financial items

	DKK million		*DKK million*	
	2009/10	*2008/09*	*2009/10*	*2008/09*
	9 mth	*9 mth*	*Q3*	*Q3*
Interest, net	(84)	(113)	(26)	(34)
Fair value adjustment of options	(77)	11	(5)	(15)
Exchange rate adjustments	(53)	(29)	(37)	14
Other financial items	(29)	(9)	(7)	(5)
Total financial items	**(243)**	**(140)**	**(75)**	**(40)**

The effective tax rate was 26%, against 28% last year, for a tax expense of DKK 307m, as compared with DKK 238m last year. The main reason for the lower tax rate was the fact that rising consolidated earnings trigger a proportionately greater share of earnings for taxation in Denmark. The corporate tax rate in Denmark is lower than the average tax rate in the countries the Coloplast Group operates in, resulting in a lower consolidated tax rate overall.

Net profit for the period

The net profit for the reporting period was up by 43% to DKK 875m. Earnings per share (EPS) were DKK 20.4, against DKK 14.3 in 9M 2008/09.



Cash flows and investments

Cash flow from operating activities
The cash flow from operating activities was DKK 1,173m against DKK 1,095m in 9M 2008/09, the improvement being due especially to higher earnings that were partly offset by an increase in working capital, losses on forward transactions and share options exercised.

Investments (CAPEX)
Coloplast invested a gross amount of DKK 223m in tangible and intangible assets in 9M 2009/10, which was 53% less than in the same period of last year, when the US head office was still under construction. The 9M investment level is still lower than projected, because a number of planned projects have been deferred. The construction of a technical competence centre in Denmark was commenced during the year. Investments accounted for 3% of revenue against 7% in 9M 2008/09. Gross investments in property, plant and equipment amounted to DKK 185m.

Free cash flow
The free cash flow was DKK 957m, against DKK 748m in 9M 2008/09. The improvement was attributable to a combination of stronger earnings and lower investments.

Capital reserves
We have confirmed long-term credit facilities of approximately DKK 5bn, of which about half is unutilised.

Statement of financial position and equity

Balance sheet
At DKK 7,912m, total assets were DKK 51m lower than at 30 September 2009. Property, plant and equipment amounted to DKK 2,596m, which was DKK 39m lower than at 30 September 2009. The reduction was mainly due to investments being lower than depreciation charges, while particularly the appreciation of the USD-DKK exchange rate lifted the DKK-value of the assets.

Current assets were DKK 181m lower at DKK 3,188m. The decline was mainly due to the reduction of cash and bank balances following dividend payments of DKK 300m. This was partly offset by higher exchange rates on receivables in foreign currency, especially in USD and GBP.

Trade receivables increased by DKK 184m, or 12%, relative to 30 September 2009. The increase was mainly due to developments in foreign exchange rates relative to Danish kroner during the third quarter. Trade payables amounted to DKK 414m, against DKK 428m at 30 September 2009. Working capital made up 24% of revenue, which was unchanged from the previous quarter.

Equity
Equity increased by DKK 272m to DKK 3,122m. Dividend payments of DKK 300m and share buy-backs of DKK 500m were offset by the profit for the period of DKK 875m, other comprehensive income of DKK 146m as well as a net gain of DKK 51m from the sale of employee shares and share-based payments. The equity ratio increased to 39% from 36% at 30 September 2009.

Net interest-bearing debt and capital structure
Net interest-bearing debt amounted to DKK 2,136m, which was DKK 161m lower than at 30 September 2009. This is explained by the fact that the free cash flows of DKK 957m were used mainly for dividend payments and the purchase of own shares. The ratio of net interest-bearing debt to EBITDA was 0.9. 85% of our total debt carries a fixed rate, and no significant loans are due for refinancing until 2013.

Coloplast generally prefers to return excess liquidity to the shareholders. By excess liquidity we mean free liquidity in excess of what is required for the Group to achieve profitable growth, including for potential acquisitions.

We are currently reducing our debt financing and thus strengthening our capital resources. In the event of a possible acquisition, we will again be prepared to accept a substantially higher gearing.



Share buy-backs and dividends

In December 2009, the shareholders in general meeting authorised Coloplast to establish a share buy-back programme totalling up to DKK 1bn until the end of the 2010/11 financial year. The share buy-back programme was launched in February 2010 (see Announcement No. 2/2010) and the first part of the programme, for DKK 500m, was closed in June 2010. The remaining part of the share buy-back programme, of DKK 500m, is expected to be launched in early 2011.

Treasury shares

At 30 June 2010, Coloplast's holding of treasury shares consisted of 2,837,596 B shares, which was an increase of 722,793 shares relative to 30 September 2009. The change was mainly due to shares bought in the market under the completed share buy-back programme.

Financial guidance

The financial guidance for the 2009/10 financial year has been adjusted as follows:

- We continue to expect organic revenue growth of 6–7%. This translates into revenue growth in DKK of 7–8%.
- We expect an EBIT margin of around 20% both at constant exchange rates and in DKK, against the previous guidance of 19-20%.
- Capital expenditure is still expected to be around DKK 350m.
- The effective tax rate is now expected to be around 26% instead of the previous forecast of 27%.
- The long-term financial targets will be met in the current financial year.

Our financial guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. We review our long-term guidance and the overall weighted market growth annually in connection with the presentation of our annual report.

Other information

Exchange rate exposure

Our financial guidance for the 2009/10 financial year has been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2008/09*	853	551	2.68	745
Spot rate 10 August 2010	892	567	2.67	745
Estimated average exchange rate 2009/2010	856	548	2.73	744
Change in estimated average exchange rates compared with last year**	0%	0%	2%	0%

*) average exchange rates 2008/09 are used when calculating the organic revenue growth rates and the EBIT margin in fixed exchange rates.

**) Estimated average exchange rate is calculated as the average exchange rate year to date combined with the spot rate for the remainder of the year.



Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production and sales activities in the USA and make procurement in USD, fluctuations in the USD/DKK exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates (Exchange rates prevailing at 30 September 2009)	Revenue	EBIT
USD	(110)	0
GBP	(130)	(75)
HUF	-	40

Wound & Skin Care
The second phase of our wound and skin care project is still in progress and we are building sales forces focused on the community segment in our largest markets (the UK, Germany and France). We continue to expect moderate growth in the wound and skin care business in 2009/10, after which growth rates are expected to accelerate gradually.

Global Operations (GO)
The relocation of production from Denmark to Hungary and China continues as planned, and we expect to reduce the number of job positions at our Danish factories by about 450 by the end of March 2011. We discontinued 272 positions during the first nine months of the financial year. The closure of the factory at Vadnais Heights, Minnesota, USA is progressing to plan and 120 positions will have been discontinued by the end of October 2010.

Healthcare reforms
On 24 June 2010, the Spanish authorities announced a general 7.5% reduction in reimbursement rates for medical equipment. The reform is expected to have a limited impact on Coloplast sales in 2009/10, and the maximum annual effect on Coloplast revenue in Spain will be DKK 30m.

In the French market, reimbursement rates for wound care products are expected to be reduced by 4.5% from 1 September 2010. Accordingly, the reform is expected to have a limited effect on Coloplast sales in 2009/10.

The US healthcare reform was passed in March 2010. The reform is intended to increase access to healthcare services to the American population. The reform will be funded through a number of initiatives, including a 2.3% tax on medical devices from 2013. The reform is expected to have neutral financial implications for Coloplast. Parts of the reform take effect already in 2010, but it will not be fully implemented until 2019.

Management changes in the UK and France
In June 2010, Graham Sethna, SVP, resigned his position as general manager of Coloplast's UK subsidiary. Sue Kernahan has been appointed for the position with the title of Country Manager. Ms Kernahan was formerly Sales & Marketing Director of Coloplast UK's Ostomy Care business. In addition, Antoine Papoz has been appointed for a new position as Country Manager of Coloplast France. Mr Papoz previously held a number of managerial positions with Boston Scientific.

Proposal for changes to the number of members and composition of the Board of Directors
In connection with the upcoming annual general meeting, Torsten Erik Rasmussen, who has served on the Board since 1992, and Ingrid Wilk, who has served since 2003, will both resign from the Board of Directors. The Board of Directors intends to recommend to the shareholders in general meeting on 1 December 2010 that Brian Petersen be elected as a new member of the Board of Directors.

Curriculum Vitae for Brian Petersen, President & CEO, Copenhagen Airports A/S

Born on 4 November 1961



since 2007	President & CEO, Copenhagen Airports A/S
2004 - 2007	Procter & Gamble (China) General Manager
2003 - 2004	Procter & Gamble (Geneva) Retail Manager
1999 - 2003	Procter & Gamble (Geneva) Marketing Director
1995 - 1999	Procter & Gamble (Morocco) Marketing Director
1992 - 1995	Procter & Gamble (Germany) Marketing Director
1988 - 1992	Procter & Gamble Brand (UK and Scandinavia) Brand Manager & Assistant Brand Manager

Educational background

1988	MBA, John E. Anderson Graduate School of Management, UCLA
1986	BA, Copenhagen School of Economics and Business Administration

Brian Petersen has the following management responsibilities:

Bang & Olufsen A/S (member of the Board of Directors)
Egmont Fonden (member of the Board of Directors)
Danish Centre for Leadership (Center for Ledelse) (member of the Board of Directors)
ALK Abelló (member of the Board of Directors)

Brian Petersen is nominated to strengthen the competences of the Coloplast Board of Directors within the fields of general management, marketing, sales, manufacturing and innovation.

Forward-looking statements

The forward-looking statements in this announcement, including revenue and earnings guidance, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict. The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the healthcare sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.



Management Statement

The Board of Directors and the Executive Management today considered and approved the interim report of Coloplast for the period 1 October 2009 – 30 June 2010. The interim report, which is unaudited, is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities and financial position at 30 June 2010 and of the results of the Group's operations and cash flows for the period 1 October 2009 – 30 June 2010. Furthermore, in our opinion the Management's report includes a fair review of the development and performance of the business, the results for the period and of the Group's financial position in general and describes the principal risks and uncertainties that it faces.

Humlebæk, 18 August 2010.

Executive Management

Lars Rasmussen President, CEO	Lene Skole Executive Vice President, CFO

Board of Directors

Michael Pram Rasmussen Chairman	Niels Peter Louis-Hansen Deputy Chairman	
Torsten Erik Rasmussen	Sven Håkan Björklund	Per Magid
Jørgen Tang-Jensen	Ingrid Wiik	Thomas Barfod*
Mads Boritz Grøn*	Knud Øllgaard*	

*) Elected by the employees



List of tables

Unaudited

Statement of comprehensive income....................12

Statement of financial position....................13

Statement of changes in equity....................15

Statement of cash flows....................16

Notes....................17

Income statement, quarterly.................... 20



Statement of comprehensive income

1 October - 30 June

(Unaudited)

Note		Group DKK million 2009/10 9 mth	Group DKK million 2008/09 9 mth	Index	Group DKK million 2009/10 Q3	Group DKK million 2008/09 Q3	Index
1	Revenue	7,020	6,558	107	2,452	2,243	109
	Cost of sales	(2,757)	(2,734)	101	(968)	(942)	103
	Gross profit	**4,263**	**3,824**	**111**	**1,484**	**1,301**	**114**
	Distribution costs	(2,055)	(2,020)	102	(708)	(704)	101
	Administrative expenses	(436)	(507)	86	(152)	(153)	99
	Research and development costs	(305)	(299)	102	(105)	(97)	108
	Other operating income	43	75	57	20	10	200
	Other operating expenses	(23)	(24)	96	(8)	(10)	80
	Operating profit before special items	**1,487**	**1,049**	**142**	**531**	**347**	**153**
	Special items	(62)	(60)	**103**	(11)	0	
1	**Operating profit (EBIT)**	**1,425**	**989**	**144**	**520**	**347**	**150**
2	Financial income	10	50	20	0	11	0
3	Financial expenses	(253)	(190)	133	(75)	(51)	147
	Profit before tax	**1,182**	**849**	**139**	**445**	**307**	**145**
	Tax on profit for the period	(307)	(238)	129	(108)	(86)	126
	Net profit for the period	**875**	**611**	**143**	**337**	**221**	**152**
	Shareholders in Coloplast A/S	875	611		337	221	
4	Minority interests	0	0		0	0	
	Net profit for the period	**875**	**611**	**143**	**337**	**221**	**152**
	Earnings per Share (EPS)	20.4	14.3		7.9	5.2	
	Earnings per Share (EPS), diluted	20.4	14.3		7.9	5.2	
	Statement of comprehensive income						
	Net profit for the period	875	611		337	221	
	Other comprehensive income						
	Value adjustment for the year	(155)	(80)		(121)	(43)	
	Transferred to financial items	54	37		35	26	
	Tax effect of hedging	22	11		18	4	
	Exchange rate adjustment, assets in foreign currency	215	17		116	(74)	
	Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries	10	(41)		(31)	(30)	
	Other comprehensive income	**146**	**(56)**		**17**	**(117)**	
	Comprehensive income	**1,021**	**555**		**354**	**104**	



Statement of financial position

At 30 June

Note		Group DKK million		
		30.06.10	30.06.09	30.09.09
	Assets			
	Acquired patents and trademarks	1,057	1,075	1,012
	Goodwill	732	646	629
	Software	132	129	133
	Prepayments and assets under development	31	29	34
	Intangible assets	**1,952**	**1,879**	**1,808**
	Land and buildings	1,235	1,040	1,251
	Plant and machinery	936	886	1,004
	Other fixtures and fittings, tools and equipment	193	204	207
	Prepayments and assets under construction	232	580	173
	Property, plant and equipment	**2,596**	**2,710**	**2,635**
	Investment in associates	2	0	0
	Other investments	4	4	4
	Deferred tax asset	151	146	147
	Other receivables	19	0	0
	Investments	**176**	**150**	**151**
	Non-current assets	**4,724**	**4,739**	**4,594**
	Inventories	**962**	**1,139**	**986**
	Trade receivables	1,714	1,600	1,530
	Income tax	27	17	31
	Other receivables	95	96	114
	Prepayments	54	72	78
	Receivables	**1,890**	**1,785**	**1,753**
	Marketable securities	**1**	**1**	**1**
	Cash and bank balances	**335**	**315**	**629**
	Current assets	**3,188**	**3,240**	**3,369**
	Assets	**7,912**	**7,979**	**7,963**



Statement of financial position

At 30 June

Note		Group		
		DKK million		
		30.06.10	30.06.09	30.09.09
	Equity and liabilities			
	Share capital	225	225	225
	Hedge reserve	(128)	(24)	(49)
	Proposed dividend for the year	0	0	300
	Retained earnings and other reserves	3,025	2,430	2,374
	Equity before minority interests	**3,122**	**2,631**	**2,850**
4	**Minority interests**	**0**	**0**	**0**
	Equity	**3,122**	**2,631**	**2,850**
	Provision for pensions and similar liabilities	76	87	75
	Provision for deferred tax	225	201	225
	Other provisions	13	25	23
	Mortgage debt	454	461	459
	Other credit institutions	1,438	2,018	1,797
	Other payables	245	421	447
	Deferred income	100	100	100
	Non-current liabilities	**2,551**	**3,313**	**3,126**
	Provision for pensions and similar liabilities	14	7	14
	Other provisions	19	9	12
	Mortgage debt	14	13	14
	Other credit institutions	331	350	219
	Trade payables	414	317	428
	Income tax	268	203	242
	Other payables	1,175	1,120	1,054
	Deferred income	4	16	4
	Current liabilities	**2,239**	**2,035**	**1,987**
	Current and non-current liabilities	**4,790**	**5,348**	**5,113**
	Equity and liabilities	**7,912**	**7,979**	**7,963**

8 Contingent items



Statement of changes in equity

Group	Share capital					
DKK million	A shares	B shares	Hedging reserve	Proposed dividend	Retained earnings	Total equity
2008/09						
Balance at 1.10 as reported in annual report	18	212	8	257	1,795	2,290
Comprehensive income for the period			(32)		587	555
Treasury shares purchased and realised gain/loss from exercise options					0	0
Treasury shares sold					24	24
Share-based payments					19	19
Cancellation of shares		(5)			5	0
Dividend paid out in respect of 2007/08				(257)		(257)
Balance at 30.06	**18**	**207**	**(24)**	**0**	**2,430**	**2,631**
2009/10						
Balance at 1.10 as reported in annual report	18	207	(49)	300	2,374	2,850
Comprehensive income for the period			(79)		1,100	1,021
Treasury shares purchased and realised gain/loss from exercise options					(500)	(500)
Treasury shares sold					28	28
Share-based payments					23	23
Dividend paid out in respect of 2008/09				(300)		(300)
Balance at 30.06	**18**	**207**	**(128)**	**0**	**3,025**	**3,122**



Statement of cash flows

1 October - 30 June

Note		Group DKK million 2009/10 9 mth	2008/09 9 mth
	Operating profit	1,425	989
	Depreciation and amortisation	418	404
5	Adjustment for other non-cash operating items	2	(39)
6	Changes in working capital	(117)	71
	Ingoing interest payments, etc.	11	71
	Outgoing interest payments, etc.	(315)	(165)
	Income tax paid	(251)	(236)
	Cash flow from operating activities	**1,173**	**1,095**
	Investments in intangible assets	(38)	(64)
	Investments in land and buildings	(6)	(17)
	Investments in plant and machinery	(23)	(99)
	Investments in non-current assets under constructions	(156)	(293)
	Property, plant and equipment sold	11	126
	Purchase of other investments	(3)	0
	Cash flow from investing activities	**(216)**	**(347)**
	Free cash flow	**957**	**748**
	Dividend to shareholders	(300)	(257)
	Net investment in treasury shares	(472)	24
	Financing from shareholders	**(772)**	**(233)**
	Financing through long-term borrowing, debt funding	0	0
	Financing through long-term borrowing, instalments	(576)	(253)
	Cash flow from financing activities	**(1,348)**	**(486)**
	Net cash flow for the period	**(391)**	**262**
	Cash, cash equivalents and short term debt at 1.10.	397	(293)
	Value adjustments of cash and balances	(15)	(16)
	Net cash flow for the period	(391)	262
7	**Cash, cash equivalents and short term debt at 30.06**	**(9)**	**(47)**

The cash flow statement cannot be extracted directly from the financial statements.



Notes

1. Segment information

Group, 2009/10

Operating segments

The operating segments are defined on the basis of the monthly reporting to the Executive Management. Reporting to management is based on two global operating segments: sales regions and production units. This breakdown also reflects our global organisational structure.

Both segments comprise sales and/or production from each of our three business areas, Ostomy Care, Urology & Continence Care and Wound & Skin Care. Inter-segment trading consists of the sales regions procuring goods from the production units. Trading takes place on an arm's length basis.

Management reviews each operating segment separately based on EBIT and allocates resources on that background. The performance targets are calculated the same way as in the consolidated financial statements.
Global marketing and global R&D costs are included in the Shared/Non-allocated segment and, like financial items and corporate income tax, are not allocated to operating segments.
Costs are allocated directly to operating segments. Certain indirect costs are allocated systematically to the Shared/Non-allocated segment and the operating segments.

Management does not receive reporting on asset and liabilities by operating segment. Accordingly, the operating segments are not measured in this respect, nor do we allocate resources on this background.
No single customer accounts for more than 10% of revenue.

Operating segments

	Sales Regions		Production units		Shared/ Not allocated		Total	
DKK million	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09
External revenue	6,135	5,685	143	141	742	732	7,020	6,558
Operating profit (EBIT) by segment	614	102	2,519	2,281	(1,708)	(1,394)	1,425	989
Financial items	0	0	0	0	(243)	(140)	(243)	(140)



Notes

	Group	
	DKK million	
	2009/10	2008/09
2. Financial income		
Interest income	8	12
Fair value adjustments, share options	0	11
Exchange rate adjustments	1	0
Other financial income and fees	1	2
Total	**10**	**50**
3. Financial expenses		
Interest expense	92	125
Fair value adjustments, share options	77	0
Fair value adjustments on forward contracts transferred from equity	54	0
Exchange rate adjustments	0	54
Other financial expenses and fees	30	11
Total	**253**	**190**
4. Minority interests		
Minority interests at 1.10.	0	1
Acquisitions	0	(1)
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 30.06	**0**	**0**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	6	(34)
Change in other provisions	(4)	(5)
Total	**2**	**(39)**
6. Changes in working capital		
Inventories	90	65
Trade receivables	(90)	(56)
Other receivables	22	(6)
Trade and other payables etc.	(139)	68
Total	**(117)**	**71**



Notes

	Group	
	DKK million	
	2009/10	2008/09
7. Cash, cash equivalents and short term debt		
Marketable securities	1	1
Cash	1	1
Bank balances	334	314
Liquid resources	336	316
Short-term debt	(345)	(363)
Total	**(9)**	**(47)**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.



Income statement, quarterly

(Unaudited)

		Group						
DKK million								
			2008/09				2009/10	
Note		Q1	Q2	Q3	Q4	Q1	Q2	Q3
1	Revenue	2,196	2,119	2,243	2,262	2,296	2,272	2,452
	Cost of sales	(895)	(897)	(942)	(983)	(942)	(847)	(968)
	Gross profit	**1,301**	**1,222**	**1,301**	**1,279**	**1,354**	**1,425**	**1,484**
	Distribution, sales and marketing costs	(664)	(652)	(704)	(665)	(670)	(677)	(708)
	Administrative expenses	(194)	(160)	(153)	(107)	(138)	(146)	(152)
	Research and development costs	(103)	(99)	(97)	(90)	(92)	(108)	(105)
	Other operating income	11	54	10	14	14	9	20
	Other operating expenses	(12)	(2)	(10)	(5)	(14)	(1)	(8)
	Operating profit before special items	**339**	**363**	**347**	**426**	**454**	**502**	**531**
	Special items	(5)	(55)	0	(20)	0	(51)	(11)
1	**Operating profit (EBIT)**	**334**	**308**	**347**	**406**	**454**	**451**	**520**
2	Financial income	31	8	11	11	5	5	0
3	Financial expenses	(84)	(55)	(51)	(55)	(81)	(97)	(75)
	Profit before tax	**281**	**261**	**307**	**362**	**378**	**359**	**445**
	Tax on profit for the period	(79)	(73)	(86)	(90)	(102)	(97)	(108)
	Profit for the period	**202**	**188**	**221**	**272**	**276**	**262**	**337**
	Shareholders in Coloplast A/S	202	188	221	272	276	262	337
4	Minority interests	0	0	0	0	0	0	0
	Profit for the period	**202**	**188**	**221**	**272**	**276**	**262**	**337**
	Earnings per Share (EPS)	5	4	5	7	6	6	8
	Earnings per Share (EPS), diluted	5	4	5	7	6	6	8



For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

Homepage
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

CVR No. 69749917

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.